E:\MATTHEWS\FUNDS\BLCKRCK\BQTNSR.77C




For the semi-annual period ended June 30, 1997
File number 811-6542


                        SUB-ITEM 77C
         Submission of Matters to a Vote of Security
                           Holders


     An Annual Meeting of Shareholders was held on April 15, 1997. At such meeting the shareholders approved the selection of auditors and the election of directors. Pursuant to Instruction 2 of this Sub-Item, information as to these matters has not been included in this Attachment. In addition, the Shareholders considered and approved a proposal to approve a new investment advisory agreement with BlackRock Financial Management,
Inc. that eliminates the step-down in the investment advisory fee schedule. The number of affirmative votes cast in favor of this proposal were 14,139,631 and the number of negative votes cast in opposition to this proposal were 5,265,844. The Shareholders also disapproved a proposal to change the Fund from a closed-end to an open-end fund. The number affirmative votes cast in favor of this proposal were 7,385,390 and the number of negative votes cast in opposition to this proposal were 11,716,084.